

January 14, 2011

Charles Hazzard
President and Chief Executive Officer
Game Plan Holdings, Inc.
1712 Ravanusa Drive
Henderson, Nevada 89052

> **Re: Game Plan Holdings**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed December 29, 2010**
> **File No. 333-160730**

Dear Mr. Hazzard:

We have reviewed the above-referenced filing and the related response letter dated December 29,2010 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 12, 2010.

Selling Shareholders, page 13

1.   Please amend the selling shareholder table to ensure that you have accurately disclosed the number of shares beneficially held by each selling shareholder in accordance with Exchange Act Rule 13d-3. For instance, we note that Conception Mabanta appears to be the beneficial owner of the shares held by Conception Industries and Fauscom Investment Ltd, though it is unclear whether the number of shares indicated under her own name includes all of the shares held by those two companies. Please revise or advise.

Notes to Financial Statements

Note 1. General Organization and Business, page F-12

2.   Please confirm, if true, that the outside accounting consultant, outside professionals and the outside accounting firm referred to in your response to prior comment 2 are each separate entities from your auditors, DeJoya Grifith & Company.

Executive Compensation, page 30

3.   Please update your executive compensation disclosure to include information for fiscal year ended December 31, 2010. For guidance, see Regulation S-K Compliance and Disclosure Interpretation 217.11, available on our website at http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Certain Relationships and Related Party Transactions, page 32

4.   Please expand your disclosure in this section to clarify, if true, that your office space is located in the home of Conception Mabanta, the mother of Christina Mabanta-Hazzard and the mother-in-law of Charles Hazzard. In addition, tell us if the lease agreement is in writing and file it as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

You may contact Tamara J. Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (949) 453-8774
        Lawrence Horwitz, Esq.
        Horwitz, Cron & Jasper, PLC